Exhibit 99.1

Haoxi Health Technology Limited Receives Nasdaq Notification Letter Regarding Minimum Bid Price Deficiency

BEIJING, November 6, 2024 (GLOBE NEWSWIRE) -- Haoxi Health Technology Limited (the “Company” or “HAO”), an online marketing solution provider headquartered in Beijing, China, today announced that the Company received a letter (the “Notification Letter”) from the Listing Qualifications Department of the Nasdaq Stock Market LLC (“Nasdaq”) on October 31, 2024, notifying the Company that it is not in compliance with the minimum bid price requirement set forth in the Nasdaq Listing Rules for continued listing on the Nasdaq.

Nasdaq Listing Rule 5550(a)(2) requires listed securities to maintain a minimum bid price of US$1.00 per share, and Nasdaq Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days. Based on the closing bid price of the Company’s Class A ordinary shares for the 30 consecutive business days from September 19, 2024 to October 30, 2024, the Company no longer meets the minimum bid price requirement.

The Notification Letter does not impact the Company's listing on the Nasdaq Capital Market at this time. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has been provided 180 calendar days, or until April 25, 2025, to regain compliance with Nasdaq Listing Rule 5550(a)(2). To regain compliance, the Company’s Class A ordinary shares must have a closing bid price of at least US$1.00 for a minimum of 10 consecutive business days. In the event the Company does not regain compliance by April 25, 2025, the Company may be eligible for additional time to regain compliance or may face delisting.

The Company’s business operations are not affected by the receipt of the Notification Letter. The Company intends to monitor the closing bid price of its Class A ordinary shares and may, if appropriate, consider implementing available options, including, but not limited to, implementing a reverse share split of its outstanding Class A ordinary shares, to regain compliance with the minimum bid price requirement under the Nasdaq Listing Rules.

About Haoxi Health Technology Limited

Haoxi Health Technology Limited is an online marketing solution provider headquartered in Beijing, China, specializing in serving healthcare industry advertiser clients. The Company’s growth is driven by the rise of news feed ads and the rapid development of the healthcare sector. The Company offers one-stop online marketing solutions, especially in online short video marketing, helping advertisers acquire and retain customers on popular platforms in China, such as Toutiao, Douyin, WeChat, and Sina Weibo. The Company is dedicated to reducing costs, increasing efficiency, and providing easy online marketing solutions to advertisers. For more information, please visit: http://ir.haoximedia.com.

Forward-Looking Statement

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions, and other factors discussed in the “Risk Factors” section of the registration statement filed with the U. S. Securities and Exchange Commission (the “SEC”). For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

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